Filed by Archimedes Tech SPAC Partners Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: SoundHound, Inc.

Commission File No. 001-40193

Qatar First Bank Participates as a Private Investor in a Silicon Valley AI Technology Company

This investment will mark QFB’s 11th investment in the United States. It presents a strong entry for the bank into the Tech space in Silicon Valley as part of its diversification investment strategy

Doha, Qatar – 27 November 2021 - Qatar First Bank LLC (Public) (“QFB” or “Bank”) announced the completion of an agreement to invest in SoundHound Inc., a US late-stage tech company specialized in voice AI, whose headquarters are in Silicon Valley, California, in the USA. [The investment is expected to close in the first quarter of 2022.]

SoundHound’s independent voice AI platform, built on proprietary natural language technology, enables businesses to deliver best-in-class conversational experiences to their customers across 22 languages. Voice AI is projected to be a $160 billion market opportunity and SoundHound is at the forefront of helping brands build differentiated, voice-enabled experiences that grow customer loyalty and deliver value.

As a late-stage venture company, SoundHound has a strong backlog from existing customers, which include well-known car manufacturers, home appliance manufacturers, and telecom companies, among others.

The investment will be QFB’s first investment in the United States Tech market and comes as a significant addition to the Bank’s robust presence in the US market. The investment by a local Qatari investment bank in a Silicon Valley company also presents a unique opportunity for local investors and opens up new avenues for cooperation and bilateral investment between both markets.

Commenting on the investment, Sheikh Faisal bin Thani Al-Thani, Chairman of QFB, said: “This landmark investment is a bold new step by QFB to enter the AI technology investment field. We believe SoundHound has great potential for growth, especially after its prospective listing in the United States early next year. With its revolutionary AI offering and expertise in the voice AI market, we consider this opportunity a great benefit to our local investors. With the abundance of opportunities it offers, and its robust expertise and expansion impetus, we are happy to be an investor in SoundHound as it moves forward toward the next phase of its growth momentum.”

Mr. Abdulrahman Totonji, QFB’s CEO added: “This is a historic addition to QFB’s unique offering to its elite clientele and an excellent investment opportunity. It is a continuation of our ambitious plan to cater to the growing demand of local investors through our Shari’ah compliant platform.

In our efforts to scope opportunities in the US market, this opportunity has proven a suitable candidate for investment, satisfying all our key criteria we look for in technology-based firms. With this investment secured, we at QFB are working on new projects with abundant enthusiasm and excitement, as this unique investment opens up new opportunities for both our firms and our clients.”

This investment opportunity, which has been approved by QFB’s Shari’ah Supervisory Board, is offered on private placement basis to qualified investors meeting the investment eligibility requirements in accordance with the rules and regulatory requirements of QFC Regulatory Authority (QFCRA).

Qatar First Bank (QFB), the first independent Shari’ah compliant bank authorized by the QFC Regulatory Authority (QFCRA) and a listed entity on the Qatar Stock Exchange (QSE: QFBQ).

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Important Information and Where to Find It

This press release refers to a proposed transaction between Archimedes Tech SPAC Partners Co. and SoundHound. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, Archimedes intends to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all Archimedes stockholders. Archimedes also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Archimedes are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Archimedes through the website maintained by the SEC at www.sec.gov or via the website maintained by Archimedes at www.archimedesspac.com or by emailing Info@ArchimedesSPAC.com.

Participants in the Solicitation

Archimedes and SoundHound and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Archimedes’s stockholders in connection with the proposed transaction. Information about Archimedes’s directors and executive officers and their ownership of Archimedes’s securities is set forth in Archimedes’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

For more information, please contact:

Mirna Naccache

Marketing & Communication Director

Mobile: +974 5501 0234

Email: communications@qfb.com.qa

About Qatar First Bank (QFB):

Qatar First Bank LLC (Public) – “QFB”, a leading Sharia-compliant investment bank based in Qatar and listed on the Qatar Stock Exchange (QSE: QFBQ), is one of the first independent Sharia-compliant financial institutions regulated by the Qatar Financial Centre Regulatory Authority that offers investment opportunities and innovative financial solutions with local, regional and international reach.

Launched in 2009 as an investment bank, QFB has since evolved to broaden its offering to combine the best of a private bank with bespoke investment solutions tailored for the protection, preservation, and growth of wealth.

QFB provides a wide range of investment products and services including alternative investments focused on private equity and real estate, private banking and wealth management, corporate and institutional banking, as well as treasury and investments.

With a clear strategy, a highly experienced team, and a solid shareholder-base, QFB is a trusted advisor for high net-worth individuals, corporate and institutional clients, and a gateway to opportunities in Qatar, the region, and global markets.

www.qfb.com.qa

PO Box 28028 | Doha, Qatar | T +974 4448 3333 | F +974 4448 3560 | information@qfb.com.qa | www.qfb.com.qa

Qatar First Bank LLC (Public) is authorized by QFCRA under license No. 00091 and listed on the Qatar Stock Exchange